UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  May 24, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES FIRST QUARTER 2006 RESULTS

LEIDEN, THE NETHERLANDS, MAY 23, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, SWX: CRX) today announced its financial results for the first quarter ended March 31, 2006, based on International Financial Reporting Standards (IFRS).

o SUCCESSFUL ACQUISITION OF BERNA BIOTECH AND GLOBAL INTEGRATION OF THE COMPANIES SUBSTANTIALLY COMPLETED.

o AGREEMENT REACHED ON THE DIVESTMENT OF TWO SUBSIDIARIES OUTSIDE CRUCELL'S CORE ACTIVITIES, RESULTING IN A DECREASE IN OPERATIONAL COSTS GOING FORWARD AND CASH PROCEEDS FROM SALE.

o PURCHASE PRICE ALLOCATION LEADS TO (EURO)141.1 MILLION INCREASE IN FAIR MARKET VALUE OF ACQUIRED ASSETS.

o NET LOSS ATTRIBUTABLE TO CRUCELL SHAREHOLDERS IS (EURO)14.7 MILLION FOR THE FIRST QUARTER DRIVEN BY ONE-TIME INTEGRATION COSTS AND HIGHER COSTS OF SALES RELATED TO INVENTORY AND PLANT AND EQUIPMENT REVALUATION.

o OUTLOOK: COMPANY EXPECTS 2006 REVENUES TO BE (EURO)130 TO (EURO)150 MILLION; DECREASE IN CASH OVER 2006 TO BE (EURO)33 TO (EURO)38 MILLION.

o      COMPANY EXPECTS TO REACH CASH BREAK-EVEN IN 2007.

Crucell formally concluded the acquisition of Berna Biotech on February 22, 2006 and held 98% of outstanding Berna Biotech shares at March 31, 2006. First quarter consolidated results include revenues, expenses and minority interest of the acquired company from the date of acquisition, February 22, 2006. Assets and liabilities have been valued at fair market value at acquisition date. This has resulted in a significant increase in asset value of (euro)141.1 million and remaining goodwill of (euro)43.7 million at March 31, 2006. The valuation process will be formally completed after the close of the first quarter and consequently final asset values and resulting goodwill may still be subject to change.

Total revenues for the three months ended March 31, 2006 were (euro)11.7 million, compared to (euro)4.3 million for the first three months of last year. Product sales are historically concentrated in the second half of the year, mainly due to seasonal sales of influenza vaccine. In addition, sales of the newly approved Quinvaxem(TM) pediatric vaccine are not expected to start until the third quarter. The net loss for the first three months of 2006 attributable to equity holders of the parent amounted to (euro)14.7 million.

Cash and cash equivalents were (euro)178.7 million on March 31, 2006. In addition, the Company's short-term cash deposits classified under short-term financial assets, at March 31, 2006 amounted to an additional (euro)19.0 million. Total assets at March 31, 2006, were (euro)641.8 million, compared to
(euro)169.7 million at the end of last year, reflecting the acquired and subsequently revalued assets of Berna Biotech.

Crucell's Chief Financial Officer Leonard Kruimer said: "This is the first time Crucell's consolidated financials reflecting the Berna acquisition are published. These financials now reflect the very different, fully integrated vaccine company Crucell is today, versus the development company we were before." He continued, "The acquired identifiable assets have now been revalued at fair market value of (euro)320.0 million. As a result we are able to record an increase of (euro)141.1 million over book value of the assets. A relatively modest goodwill of (euro)43.7 million remains on our books. The effect of the step up in value will be to increase future depreciation and amortization expenses. We estimate the additional non-cash expenses for 2006 to be approximately (euro)29 million, partly reflected in this quarter's high cost of sales."

OPERATIONAL REVIEW FIRST QUARTER 2006

o BERNA BIOTECH ACQUISITION: Crucell's offer for Berna Biotech AG. was settled on February 22, 2006. The Company now owns more than 98% of all issued Berna shares and has filed for the cancellation of the remaining minority held shares. Berna shares will be de-listed upon completion of the cancellation procedure currently underway. February 22, 2006 was also the first trading day of Crucell shares on the SWX Swiss Exchange (ticker symbol: CRX). With the acquisition of Berna, Crucell acquired a portfolio of marketed vaccine products, one scheduled for launch later this year and two scheduled for launch in 2007.

o QUINVAXEM: The Korea Food and Drug Administration awarded licensure to Quinvaxem(TM), a fully liquid pentavalent vaccine co-developed with Chiron Corporation, and to be produced by Crucell in Korea. Production of the vaccine has started and first sales are expected in the second half of 2006 after pre-qualification of the WHO. Current demand exceeds 50 million doses, with annual demand expected to increase to more than 150 million doses per year over the next 5 years.

o DIVESTMENTS: Crucell divested biopharmaceutical and vaccine manufacturer Rhein Biotech GmbH, a company 93% owned by Berna Biotech, in a cash transaction. The sale of Rhein Biotech in April, as well as the planned sale of veterinary pharmaceuticals company Dr. E. Graub AG, enables Crucell to align its portfolio of activities with its strategic priorities.

o STAR(TM) TECHNOLOGY: Crucell signed a non-exclusive STAR(TM) research license agreement with Berkeley, California-based XOMA Ltd.

o PER.C6(R) LICENSING: The Crucell-DSM partnership secured new PER.C6(R) licensing deals with UMN Pharma and UCB S.A. A renewed research and commercial agreement was negotiated with Ark Therapeutics.

o IFRS ADOPTION: Crucell adopted IFRS as its primary financial reporting method as of January 1, 2006. The Company will report its quarterly, half-year and full-year financial results under IFRS with a reconciliation to US GAAP for the half-year and full-year results.

DETAILS OF THE FINANCIAL RESULTS FIRST QUARTER

REVENUES AND OTHER OPERATING INCOME

Total revenues consist of product sales, license revenues and service fees. In addition, other operating income consists of government grants and other, mainly contract manufacturing income. Reported product sales and other revenues related to the Berna acquisition are only included from acquisition date February 22 to March 31, 2006.

Revenues for the first quarter of 2006 therefore were (euro)11.7 million, compared to (euro)4.3 million in the same quarter last year. Product revenues amount to (euro)7.0 million, of which pediatric and travel vaccines represent over 55 percent. Product revenues are seasonal and historically have been concentrated in the second half of the year. This is due to seasonal sales of influenza vaccine and the sales of the newly approved Quinvaxem(TM) pediatric vaccine, which are expected to start in the third quarter. Product sales in March 2006 were up 9% over March 2005.

License fees amount to (euro)2.3 million and service fees to (euro)2.4 million. License revenue consisted of initial payments from new contracts as well as annual and other payments on existing contracts. Service fees represent revenues for product development activities performed under contracts with partners and licensees.

Other Operating Income of (euro)2.0 million represents other income from partners and government grants.

COST OF GOODS SOLD AND EXPENSES

Cost of goods sold amounts to (euro)11.4 million. This includes increased depreciation of production assets and inventory changes of (euro)5.5 million resulting from the purchase price allocation. The remaining step-up in inventory value at March 31, 2006, amounts to (euro)16.2 million and will be charged to cost of goods sold in the current accounting year.

Research and development expenses amount to (euro)10.6 million and reflect the expenditure on clinical programs and research conducted in Leiden and Berne.

Selling, general and administrative expenses for the first quarter 2006 were
(euro)7.1 million and reflect integration costs of (euro)1.5 million. Transaction costs are considered part of the purchase price and as such are recorded as part of goodwill.

DISCONTINUED OPERATIONS AND MINORITY INTEREST

Results from discontinuing operations combine the net results of Rhein Biotech GmbH and the veterinary business Dr. E. Graub. The sale of both entities will be consummated after the close of the first quarter.

Minority interests of (euro)0.3 million represent the share in results of minority shareholders in Berna Biotech AG as well as in Rhein Biotech NV, which is listed at the Frankfurt Exchange (FWB).

The Company reported a net loss attributable to equity holders of the parent for the first quarter 2005 of (euro)14.7 million, or (euro)0.29 net loss per share.


CASH FLOW AND CASH POSITION

Cash and cash equivalents increased by (euro)67.4 million in the first three months of 2006 up to an amount of (euro)178.7 million. This excludes additional cash deposits of (euro)19.0 invested with a maturity date exceeding three months, but shorter than 12 months, which are classified under short-term financial assets.

Net cash used in operating activities in the first three months of 2006 was
(euro)12.8 million. Changes in working capital for the acquired company reflect changes in current assets and current liability balances since the date of acquisition.

Cash from investing activities amounted to (euro)70.2 million. This includes
(euro)77.9 million in cash acquired in the acquisition. Net cash from financing activities was (euro)9.6 million.

The Company has entered and intends to enter into financial leases to finance investment in property, plant and equipment, the effect of which will be to reduce cash outflow in the year the investment takes place.

BALANCE SHEET.

Total equity amounts to (euro)495.7 million, of which (euro)13.3 million represents minority interests. A total of 58.7 million ordinary shares were issued and outstanding at March 31, 2006.

Accounts receivable of (euro)31.5 million represents receivables from partners and customers for services performed.

Inventories of (euro)50.6 million include a (euro)16.2 million step up resulting from the restatement to fair market value. The step up in inventory value will be charged to cost of goods sold within the current accounting year.

Assets held for sale (euro)15.7 million represent both Rhein Biotech GmbH and Dr. E. Graub, which will be divested subsequent to the end of the first quarter.

Intangible assets represent acquired in-process R & D; patents and trademarks; value of customer and supplier relationships.

Investments in Joint-venture represent investment in Pevion. The Company's investment in Galapagos NV is classified under "Other financial assets."

OUTLOOK

The Company presented its outlook for 2006 during the Analyst Briefing last April 27, 2006. The Company expects total revenues for 2006 to be in the
(euro)130 to (euro)150 million range, driven by strong vaccine sales of the Company's new Quinvaxem(TM) vaccine.

2006 will be a year of integration, driving the amount of cash used in operations. Net of integration, one-time transaction costs, investment in plant and equipment and other proceeds from divestitures, the total decrease in cash over 2006 is expected to be in the (euro)33 million to (euro)38 million range.

FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE HAVE IDENTIFIED CERTAIN IMPORTANT FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS. FOR INFORMATION RELATING TO THESE FACTORS PLEASE REFER TO OUR FORM 20-F, AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2005, AND THE SECTION ENTITLED "RISK FACTORS" IN THE SHAREHOLDERS' CIRCULAR DATED DECEMBER 15, 2005.

CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, May 23, 2006, starting at 14:00 pm Central European Time (8:00 am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:


                            888-495-6450 FOR THE US;

                          0800-358-5255 FOR THE UK; AND

                       0800-265-8531 FOR T&HE NETHERLANDS.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.


For further information contact:

Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the U.S.
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     May 24, 2006                                 /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer